ROBERT J. CALCATERRA

CURRENT ACTIVITY

July 2014 to Present   **ExeteurGroup I, II LLC**

Dr. Calcaterra is currently a principal in Exeteur Group which sources early stage life science, medical IT, agricultural and engineering opportunities form Israel, Europe and throughout the US. Exeteur has started 7 companies in the life sciences, agriculture, energy materials medical device and therapeutics area.   The company is in due diligence with numerous others. Exeteur will form US corporations encompassing these technologies, structure them properly, manage and find management for the companies, develop their overall technical and business strategy and raise equity financing in exchange for ownership.   The Exeteur Group Is currently made up of 12 Senior Partners and Partners. As a result of these activities Dr. Calcaterra is the Board of Directors Chair for Immunovalent Therapeuritcs Inc., CardiaForm Inc., FloraScentials, Global Laproscopic Surgery LLC, Intuitool Deiveds LLC, Voltamat, Inc. and is CEO of MedAdvance Surgical LLC.

July 2008 to Present   **StartUp Partners International LLC**

 Dr. Robert J. Calcaterra is currently a principal in StartUp Partners International that is involved in the start up, structuring, managing, and financing of very early stage companies. From 2009 through 2012 StartUp Midwest which is now StartUp Parnters has successfully started, organized, and funded 11 companies in the Ag and Life Sciences. Nine of those companies still exist. Dr. Calcaterra was acting CEO of one of these companies CardiaLen, Inc. in 2010 and 2011; was on their Board of Directors until 2019.   He is also on the Board of Directors of Euclises Inc. and Moleculara Labs Inc. (Oklahoma City, OK). Dr. Calcaterra has also in the past been on the Board of Directors of Galera Inc..   He has been involved in raising in excess of $250M for the companies he has been associated with during this period. He has also been an adjunct faculty member in the Biomedical Engineering Department at Washington University. Under the StartUp Partners LLC Dr. Calcaterra also consults for many public and private institutions including a company in Nebraska, Kentucky and two companies in Arkansas, the EPA, University of Nebraska Lincoln, Chicago State University, the Universities of North Dakota, and Iowa, the City of Madison Wisconsin, i2E in Oklahoma and Innovate Arkansas. He also does extensive consulting with the USDA, NIH, and NOAA through the LARTA CAP and CATP programs for SBIR grantees. He has done that work for well over 17 years. These latter activities have been concerned primarily with technology transfer portfolio management, assessment and strategy, incubator development, commercialization of technology, venture capital and a innovation campus strategic plans. Dr. Calcaterra is also the past President of the St. Louis Arch Angels which he founded and have invested in excess of $100M in 95 companies since 2005.

January 1999 to July 2008:   **Nidus Center for Scientific Enterprise**

Dr. Calcaterra was President and Chief Executive Officer of the Nidus Center for Scientific Enterprise, a 40,000 ft.^{2} plant and life sciences incubator in St. Louis, MO.

The Nidus Center is funded by the Monsanto Company and affiliated with the Donald Danforth Plant Sciences Center, Missouri Botanical Gardens, Washington University (St. Louis), University of Missouri-Columbia, University of Illinois-Urbana, and Purdue University. During his tenure, the Nidus Center nurtured some 20 client companies of which 9 graduated, 4 failed and 7 remain as clients. He raised over $150M in equity grant and licensing income for those companies. Over two thirds of the equity financing came from outside the region.

During Dr. Calcaterra's tenure at the three incubators he has managed he has been involved in the creation of over 50 start up companies, raised well over $200M in equity capital and has served on the board of directors of at least 40 of those companies. In St. Louis he was primarily responsible for the creation of the BioGenerator (a $7.8M pre seed venture fund) and the Arch Angel Network where he is now President. The Arch Angel Network has invested over $30M in 35+ companies since its inception in 2005.

January 1989 to Present   **Calcaterra & Associates**

Calcaterra & Associates has been directly involved in the feasibility studies and planning, financial, hiring and operational implementations of 11 commercialization centers throughout the United States. These centers represent operating budgets of over $10MM/year with equity in more than 100 companies in 5 states and 9 cities. Calcaterra also has been involved in the creation and implementation of 2 broad ranging state economic development agencies with allocation budgets in excess of $6MM. He has completed feasibility and implementation planning studies for 3 commercialization centers in Los Angeles County, CA. and a related venture fund for the county. Calcaterra has helped to create and managed 2 venture capital funds in 2 states representing a total invested capital base of $1.5MM.

The company has provided consulting services in the following areas: new business development, technology and research planning, product diversification, mergers and acquisitions, strategic partnering, technology forecasting, economic development strategies, entrepreneurship curricula, and business plan writing.

Corporate Consulting

USDA, NIH, DOE and NOAA	2008-20	Thirteen Phase II SBIR grantees
Motorola, Inc.	1996-97	New Business Board of Directors
University of Texas, Dallas	1997	Incubator start up planning
Simula, Inc.	1995	New business diversification planning
University of Nebraska, Omaha	1995	Incubator start up planning
University of Phoenix	1994-95	Management of technology curriculum development
Salt River Project	1994	Corporate partnering, new product diversification
Sequential Systems, Inc.	1989	Part time CEO
Colorado Research Development Corporation	1989-91	New business development
University of Denver	1989	Free enterprise program development for People's Republic of China

PRIOR EXPERIENCE

July 1992 - December 1998:   **Arizona Technology Incubator (ATI)**

Dr. Calcaterra founded and was President and Chief Executive Officer of ATI, a public/private partnership providing technical and business support services to early stage, technology based entrepreneurial companies. ATI takes royalty or equity positions in its client companies and monthly fees in exchange for these services.

After 6 years of operation, ATI had 29 client companies, 5 graduates and 7 terminated companies. ATI has raised over $50MM in outside investment in these companies. It has expanded its mission to include statewide business incubation at 2 other locations, corporate and university technology transfer, and capital access programs. Dr. Calcaterra raised over $2.5MM from 60 public and private sources to fund these activities. Since its inception in 1992, ATI brought $50MM in economic benefit to the Phoenix Metropolitan Area. This is a 29/1 benefit to cost ratio. It has created 250 new jobs.

The Incubator hosted the National Business Incubation Association (NBIA) 10th Annual Meeting in 1995. As a member of NBIA's Board of Directors, Dr. Calcaterra was responsible for meeting programs from 1993-1995. ATI has also won 3 consecutive national awards in the categories Incubator Company of the Year, Incubator Innovation of the Year, and Incubator Graduate of the Year for 1996-1998.

June 1994 - December 1998:   **Arizona Technology Venture Fund (ATVF)**

Dr. Calcaterra founded and was President/CEO of ATVF, a seed venture capital fund for incubator companies in Arizona. ATVF is a for-profit enterprise, completely independent of ATI. During his tenure the fund has invested $370,000 in ATI firms.

January 1992 - December 1998:   **Arizona State University**

Presently Adjunct Professor in the Management Department of the College of Business teaching interdisciplinary graduate and undergraduate courses in entrepreneurship. Serves on various position search, curriculum development and strategic planning committees.

March 1995 - December 1998:   **American Arbitration Association (AAA)**

Certified arbitrator for AAA, a not-for-profit organization offering a broad range of dispute-resolution services to business executives, attorneys, individuals, trade associations, unions, management, consumers, families, communities, and all levels of government. Has conducted arbitration hearings involving commercial disputes of over $1MM.

July 1989 - June 1992   **Boulder Technology Incubator (BTI)**

Founder and Executive Director of BTI, a public/private partnership providing technical and business support services to early stage, technology based entrepreneurial companies. BTI receives royalty or equity positions in its client companies and monthly fees in exchange for these services. During Dr. Calcaterra's 2.5 year tenure, BTI accepted and advised 16 client companies with 1 failure and created 75 new jobs in Boulder. BTI raised over $5MM in outside investment in these companies. Dr. Calcaterra raised over $750,000 from public and private sources to fund these activities.

March 1980 - February 1989   **Adolph Coors Company**

Director of Research & Development and Quality Assurance of this $1B private corporation responsible for all technical operations including R&D, quality assurance, product diversification, intellectual property, new business development and acquisition, engineering, and analytical testing. Managed 175 people and an annual budget of $12MM. Started up and managed 8 technically based businesses, 3 of which were profitable within 2 years.

July 1973 - February 1980   **Amoco Corporation**

Senior Research Engineer responsible for long range strategic planning and technology forecasting and assessments for the corporation. Managed diversification initiatives and negotiated acquisitions of small technology businesses.

May 1971 - June 1973   **Alcoa Corporation**

Research Engineer

June 1965 - September 1969   **Monsanto**

Research Engineer

Civic Activities

Dr. Calcaterra is well known for his civic work involving small-business related issues. In 1995, he was appointed by President Bill Clinton as a delegate to the White House Conference on Small Business.
In 2018 he was awarded a Lifetime Achievement Award in Entrepreneurship by the St. Louis Business Journal.
On a national level Dr. Calcaterra is involved in the following organizations:
-    Member of the Advisory Board to the National Business Incubation Association, where he served on the board of directors for two years.
-    Past Southwest Michigan Innovation Center (SMIC) Board Member
-    Past member of Senator Bond's Small Business Committee Advisory Board on SBIR/STTR US Senate

At the state and local level, Dr. Calcaterra has held leadership roles in the following organizations:
-    Founder of the BioGenerator a not-for-profit venture fund in St. Louis,, MO
-    Founder of the St. Louis Arch Angels who have invested over $65M in start ups throughout the region
-    Past Missouri Technology Corporation Board (Chair of Innovation Center, investment, and SBIR Committees)
-     Past member Missouri Venture Capital Roundtable (Co-Chairman)
-    Past MOBIO Board of Directors
-    Coalition for Plant and Life Sciences Executive Committee Member
-    BioGenerator Executive Committee
-    Past Executive Committee of Technology Gateway Alliance
    -    Entrepreneurship and Technology Transfer Committee (Former Chair)

- Capital Formation Committee
- St. Louis Capital Alliance Executive Committee
    - Pipeline Committee Chair
- Missouri Venture Forum (Chairperson 2004-2005)
- Past St. Louis County Economic Development Council Member
- Past Greater St. Louis Economic Development Council Member
- TEC Incubator Board (Former Chair)
- Past member of Creve Coeur Economic Development Council and Planning and Zoning Commission
- BIO Mid-America Venture Forum
    - Advisory Board
    - Program Committee
- Invest Midwest Venture Capital Conference Executive Board Member and Chair Biotech Committee
- Past Biomedical Engineering and Chemical, Environmental and Energy Engineering Department, Washington University, Advisory Board Member
- Past Advisory Board to the Washington University Coulter Translational Research Partnership in Biomedical Engineering
- Bio-molecular and Chemical Engineering Department, University of Nebraska, Advisory Board Member (Chairman 3 years)
- College of Arts and Sciences Dean's Advisory Board at Webster University
- Chair and member of the Colorado Advanced Technology Institute (CATI Commission) 1980-89

Dr. Calcaterra extended his leadership efforts internationally when he agreed to be a Mentor for Australia High Technology (ACT) Incubator System in Canberra, Australia. In May 1999, he represented the National Business Incubation Association in Beijing China.
Dr. Calcaterra also taught graduate courses in entrepreneurship at the University of Colorado, Arizona State University and both graduate and undergraduate courses at Washington University.

EDUCATION
Harvard University: Industrial Research Institute Executive Management Seminar, 1982
Washington University, St. Louis, MO, D.Sc., Chemical Engineering 1972
University of Nebraska, Lincoln, M.S., Chemical Engineering 1966
University of Nebraska, Lincoln, B.S., Chemical Engineering 1964